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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Wilsons The Leather Experts Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

972463 10 3

(Cusip Number)

Joel N. Waller
7401 Boone Avenue North,
Brooklyn Park, Minnesota 55428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 972463 10 3			Page 2 of 6 Pages

1.	Name of Reporting Person: Joel N. Waller		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,362,004.3

		8.	Shared Voting Power: 151,500.0

		9.	Sole Dispositive Power: 1,362,004.3

		10.	Shared Dispositive Power: 151,500.0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,513,504.3

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.1%

14.	Type of Reporting Person (See Instructions): IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     The name of the issuer is Wilsons The Leather Experts Inc., a Minnesota corporation (the “Issuer”). The address of the Issuer’s office is 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428. This Schedule 13D relates to the Issuer’s Common Stock, $0.01 par value (the “Shares”).

Item 2. Identity and Background

(a)	The person filing this Schedule 13D is Joel N. Waller, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428.

(c)	The Reporting Person’s principal occupation is as Chairman and Chief Executive Officer of the Issuer at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428.

(d)-(e)	The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person is filing this Form 13D because the Reporting Person entered into a Voting Agreement where he agreed to vote his Shares in favor of the sale of common stock and warrants to the purchasers named in the Common Stock and Warrant Purchase Agreement on April 25, 2004, among the Issuer and the several purchasers (the “Purchasers”) signatory thereto (the “Purchase Agreement”), as described more fully in Item 4 of this Schedule 13D. The Reporting Person is not purchasing any shares of Common Stock or warrants in the transaction.

     This information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 4. Purpose of Transaction

     The Issuer entered into the Purchase Agreement pursuant to which the Issuer agreed, subject to the attainment of certain closing conditions, to sell shares of its common stock and warrants exercisable for shares of its common stock to the Purchasers. The Reporting Person is not a party to the Purchase Agreement and is not purchasing any shares of common stock or warrants pursuant thereto. As a condition to the Purchasers entering into the Purchase Agreement, the Reporting Person entered into a voting agreement, dated as of April 25, 2004 (the “Voting Agreement”), with the Issuer (the Purchasers are third-party beneficiaries to the Voting Agreement). The shares of Common Stock subject to the Voting Agreement are as follows:

(1)	Joel Waller – 977,504.3

(2)	Sharon Waller (Mr. Waller’s spouse) – 1,500.0

(3)	the Partnership – 150,000.0

(4)	David L. Rogers – 29,000.0

(5)	David L. Rogers and Diane Rogers, Jointly – 1,332,662.5

     The Voting Agreement provides, among other things, that during the term of the Voting Agreement, at any meeting of the Issuer’s shareholders, however called, and in any action taken by the written consent of the Issuer’s shareholders, each of the above mentioned shareholders will vote all shares of Common Stock owned of record by the shareholder at the record date

•	in favor of the transactions contemplated by the Purchase Agreement and the documents referred to therein, including the Issuer’s issuance of all of the Common Stock and warrants pursuant to the Purchase Agreement and other documents referred to therein,

•	any amendment to the Issuer’s Articles of Incorporation that may be necessary to issue the Common Stock and shares issuable upon the exercise of the warrants;

•	against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Purchase Agreement or which could result in any of the conditions to the Issuer’s obligations under the Purchase Agreement not being fulfilled.

     The Reporting Person explicitly disclaims that any “group” for the purposes of Regulation 13D-G under the Exchange Act exists and disclaims any beneficial interest in any securities owned by the other shareholders who are parties to the Voting Agreement.

     The Reporting Person holds the Shares in the ordinary course of business and, except as otherwise set forth herein, not with the purpose or effect of changing the control of the Company.

     Except for the transactions described in subparagraphs (a), (d) and (e) of Item 4 of Schedule 13D as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The summary set forth herein of certain provisions of the Purchase Agreement and Voting Agreement do not purport to be complete descriptions thereof and are qualified by its entirety by reference to the full provisions of each agreement, copies of which have been filed as exhibits hereto.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 1,513,504.3 shares of Common Stock which includes 150,000 shares of common stock owned by the Waller Family Limited Partnership, of which Mr. Waller is a general partner, 1,500 shares of common stock owned by Mr. Waller’s spouse (Mr. Waller disclaims beneficial ownership of the shares owned by his spouse) and 384,500 options which are currently exercisable or will be exercisable within 60 days. These shares represents approximately 7.1% of all outstanding shares of Common Stock of the Issuer based on 20,876,672 shares of Common Stock outstanding as of April 30, 2004 as provided by the Issuer.

(b)	Sole power to vote or to direct the vote

The Reporting Person has sole power to vote or to direct the vote of 1,362,004.3 shares.

     Shared power to vote or to direct the vote

The Reporting Person has shared power to vote or to direct the vote of 151,500.0 shares.

     Sole power to dispose or to direct the disposition of

The Reporting Person has sole power to dispose or to direct the disposition of 1,362,004.3 shares.

     Shared power to dispose or to direct the disposition of

The Reporting Person has shared power to dispose or to direct the disposition of 151,500.0 shares.

(c)	Other than entering into the Voting Agreement, the Reporting Person has not effected any transactions in the Common Stock of the Issuer reported during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is a director and an officer of the Issuer. As of the date hereof, the Reporting Person has the right to acquire up to an aggregate of 384,500 shares of Common Stock upon the exercise of stock options granted to the Reporting Person pursuant to the Issuer’s 1996 Stock Option Plan and 2000 Long Term Incentive Plan.

     Other than the matters disclosed above or in response to Items 4 and 5 above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Common Stock and Warrant Purchase Agreement, dated as of April 25, 2004, by and among Wilsons The Leather Experts Inc. and the purchasers identified on the signatory pages thereto.
2	Voting Agreement, dated as of April 25, 2004, among Wilsons The Leather Experts Inc. and the stockholders identified on the signature pages thereto.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2004

Date

/s/ Joel N. Waller

Joel N. Waller

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)